Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON, M5K 1H1 Canada

GRANITE REMINDS UNITHOLDERS TO VOTE ONLY THE WHITE BEFORE TUESDAY

June 8, 2017, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”, and together with Granite REIT, “Granite”) (TSX: GRT.UN; NYSE: GRP.U) reminds unitholders to vote only the WHITE proxy FOR Granite’s board nominees in order to protect the value of their investment from dissident unitholders FrontFour Capital and Sandpiper Group (the “dissidents”).

The voting deadline for proxies is 10:00 a.m. (Toronto time) on Tuesday, June 13, 2017. Unitholders are encouraged to vote at least 24 hours in advance of the voting deadline to ensure their votes are received before the deadline. Please vote by internet, facsimile or telephone to avoid the risk of mail delays.

“This vote could determine whether Granite remains one of the best-performing REITs in Canada,” said Wes Voorheis, Chairman of Granite. “We encourage unitholders to carefully consider the facts and the track records of Granite’s nominees versus those of the dissidents when determining their vote. We urge unitholders to not delegate their vote on this critical decision, and take into consideration the analysis of independent equity research analysts who have clearly found that Granite has outperformed its peers and questioned the dissidents’ case for change. Do not let disingenuous, short-term oriented dissidents with a history of value destruction jeopardize your investment by bringing dysfunction to the board.”

Vote only the WHITE proxy today to continue Granite’s proven strategy for value creation

Every vote counts. If the dissidents’ nominees are elected, the result may be a dysfunctional board with disparate objectives – Granite’s ability to continue to successfully implement its strategic plan and growth strategy will be in jeopardy and the value of your investment will be at risk. Even if a unitholder has previously voted a blue proxy, a later-dated WHITE proxy will cancel the earlier vote.

Granite encourages unitholders to read its management information circular, letter to unitholders, related press releases and the investor presentation posted on Granite’s website to understand the reasons to reject the dissidents and support Granite’s superior nominees. Unitholder materials are available at http://www.granitereit.com and on SEDAR, www.sedar.com.

Important Voting Instructions - Unitholders are cautioned that they are only able to use one proxy and, if two proxies are submitted, the later-dated proxy will be the one voted. If a unitholder chooses to use the blue proxy provided by the dissidents, the unitholder should be careful to specify choices for all eight nominees for whom the unitholder wishes to vote. Please note that if a unitholder submits a blue proxy on which no choice is specified, the dissidents have indicated that they will vote on the unitholder’s behalf only for their three nominees and none of Granite’s nominees. If you have any questions about the voting process please contact D.F. King at 1-866-822-1237 (toll free in North America) or 1-201-806-7301 (outside North America) or email at inquiries@dfking.com.

granitereit.com

For more information:

Unitholders

D.F. King at 1-866-822-1237 (toll free in North America) or 1-201-806-7301 (outside North America) or email at inquiries@dfking.com

Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or

Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540

Media

Joel Shaffer, Longview Communications

416-649-8006

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good

granitereit.com

faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, economic, market and competitive conditions and the risks set forth in the annual information form of Granite REIT and Granite GP dated March 1, 2017 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

granitereit.com